UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

The Board of Directors of Lilium N.V. (the “Company”) has authorized the Company to enter into an at the market equity offering in which the Company may, from time to time, offer and sell shares of the Company’s Class A ordinary shares, nominal value €0.01 per share (the “Class A Shares”), having an aggregate offering price of up to $100 million (the “Shares”). In furtherance thereof, on July 26, 2024, the Company entered into an At Market Issuance Sales Agreement (the “Sales Agreement”) with B. Riley Securities, Inc. (“B. Riley”). Initially, up to $33 million of the Shares will be offered pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-267719), which was filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2023 and declared effective on October 12, 2022, and a prospectus supplement dated July 26, 2024 which has been filed with the SEC pursuant to Rule 424(b) under the Securities Act. We expect that the remaining $67 million of the Shares will be offered pursuant to the Company’s shelf registration statement on Form F-3, which was filed with the SEC on July 26, 2024, subject to the SEC declaring such registration statement effective and the Company filing a related prospectus supplement.

Sales of the Shares under the Sales Agreement, if any, will be made by any method that is deemed an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Shares will be offered through or to B. Riley, acting as agent in connection with agency transactions or as principal in connection with principal transactions. The Company will have the right, but not the obligation, from time to time to direct B. Riley on any trading day to purchase Shares on a principal basis. Notwithstanding the foregoing, the aggregate amount of Class A Shares that the Company may direct B. Riley to purchase as principal in principal transactions (inclusive of any shares sold by B. Riley in agency transactions) in any quarter shall not exceed $30,000,000 and in any month shall not exceed $10,000,000. Only one principal sale may be requested per day. The market capitalization of the Company shall not be below $200 million at the time of issuance of any agency placement notice or commitment advance notice.

B. Riley will be entitled to receive a commission in an amount (i) equal to 3.0% of the gross sales price per Share sold on an agency basis and (ii) equal to 5.0% of the purchase price per Share sold to B. Riley as principal in principal transactions. The Company has agreed to provide B. Riley with customary indemnification and contribution rights. The Company will also reimburse B. Riley for certain specified expenses as set forth in the Sales Agreement.

The Sales Agreement may be terminated by either B. Riley or the Company, as permitted therein. The Sales Agreement will automatically terminate upon the earlier of (a) the sale of all of the Shares subject to the Sales Agreement or (b) the termination of the Sales Agreement as permitted therein.

The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is filed herewith as Exhibit 1.1 to this Report on Form 6-K. A copy of the opinion of Freshfields Bruckhaus Deringer LLP with respect to the validity of the Shares that may be offered and sold pursuant to the Sales Agreement is filed herewith as Exhibit 5.1.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Company is also furnishing herewith an update to “Item 10. Additional Information—E. Taxation” of its Annual Report on Form 20-F, filed with the SEC on March 15, 2024, to clarify that: (i) the subsection therein under the heading “Material Dutch Tax Considerations” does not describe the Dutch tax considerations in relation to the Dutch Minimum Taxation Act (Wet minimumbelasting 2024); and (ii) the subsection therein under the heading “Material German Tax Considerations” does not describe the German tax considerations in relation to the German Minimum Taxation Act (Mindeststeuergesetz).

Strategic Update

We expect to fund our ongoing operations until type certification and entry into service with existing cash on hand, non-dilutive methods of financing such as debt instruments, government support (including, as previously announced, potentially from the German and French governments) and pre-delivery payments from customers, among other non-dilutive methods, and also dilutive methods of financing such as the issuance of additional equity securities (including pursuant to facilities such as a standby equity purchase agreement or an equity line of credit) and potentially additional investments by existing shareholders. In addition, as part of our business strategy, we continue to evaluate strategic opportunities with a number of potential counterparties, including private investors, strategic partners, business counterparties and governmental entities. Such opportunities could also include joint ventures and strategic partnerships. We may enter into non-binding letters of intent as we assess the commercial appeal of potential transactions. Any potential transactions could be material to our business, financial condition and operating results and may involve the issuance of additional Class A Shares and other securities.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the SEC on June 14, 2024 (File No. 333-280219), May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information contained in this Report on Form 6-K contain certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding the sale of Shares under the Sales Agreement. These forward-looking statements generally are identified by the words “may,” “shall,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K include (but are not limited to) the risk that Lilium experiences delays in obtaining, or fails to obtain, type certification for the Lilium Jet in applicable jurisdictions and/or the other markets that it conducts or intends to conduct sales activities, as well as those risks and uncertainties discussed in Lilium N.V.’s filings with the SEC, including in the section titled “Risk Factors” in Lilium N.V.’s Annual Report on Form 20-F for the year ended December 31, 2023 on file with the SEC, the Report on Form 6-K filed on July 18, 2024 with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 26, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
4.1	At Market Issuance Sales Agreement, dated July 26, 2024, by and between Lilium N.V. and B. Riley Securities, Inc.

5.1	Opinion of Freshfields Bruckhaus Deringer LLP

23.1	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.1)